June 5, 2017

United States Securities and Exchange Commission
Office of Natural Resources
Mail Stop 4628
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Loan Lauren P. Nguyen, Legal Branch Chief (202-551-3642) Kevin Dougherty, Attorney-Adviser (202-551-3271)
Re:	Ultra Petroleum Corp.
Registration Statement on Form S-1
Filed April 26, 2017
File No. 333-217481
Form 10-K/A for the Fiscal Year ended December 31, 2016
Filed April 26, 2017
File No. 001-33614
Form 8-K
Filed May 3, 2017
File No. 001-33614

Ladies and Gentlemen:

We received a comment letter dated May 23, 2017 from the staff of the Division of Corporation Finance at the U.S. Securities and Exchange Commission relating to our referenced filings. The letter asks us to amend our filing, provide the information requested, or advise the Staff when we will provide the requested response. We anticipate providing the requested response by June 23, 2017, based on our review of the comment letter and our estimate of the effort required to properly respond.

Should you or the Staff have any questions or concerns, please contact me at (281) 582-6611.

Sincerely,

ULTRA PETROLEUM CORP.

/s/ Garrett B. Smith

Garrett B. Smith
Vice President, General Counsel and
Corporate Secretary